MUSCLEPHARM CORPORATION
4721 IRONTON STREET, BUILDING A
DENVER, COLORADO 80239

December 29, 2011

Jeffrey Riedler
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MusclePharm Corporation
Registration Statement on Form S-1
Filed December 9, 2011
File No. 333-178427

Mr. Riedler:

By letter dated December 19, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1, filed on December 9, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1

1.      We note that your registration statement indicates that the Equity Purchase Agreement dated November 4, 2011 by you and Southridge Partners II, LP has been filed as Exhibit 10.8. However, it does not appear that agreement has been filed with this registration statement. Please file the agreement with your next amendment. We may have further comment based upon our review of the agreement.

Similarly, it does not appear that Exhibits 4.2, 4.3, or 10.9 have been filed with the registration statement. Please file these agreements with your next amendment, or incorporate these agreements by reference from a previous filing.

RESPONSE: We have revised the Registration Statement to include the above referenced exhibits.

2.      If true, please expand your filing to state that the investor’s obligations under the equity line agreement are not transferable.

RESPONSE: The Company has revised the Registration Statement to clarify that the Equity Purchase Agreement (the “Agreement”) entered into with Southridge Partners II, LP, or any rights thereunder, may not be assigned by either party to any other person.

3.      Please expand your filing to include a discussion of the following risk factors:

•	A discussion of the likelihood that the company will have access to the full amount available to it under the equity line, and

•	If Southridge Partners intends on engaging in short selling activities, including selling during the pricing period, please discuss the effects of short selling on the company’s market price.

RESPONSE: The Company has included risk factor disclosure related to the likelihood that the Company will have access to the full amount available under the Agreement.  The Company has also amended the Registration Statement to clarify that, pursuant to the terms of the Agreement, Southridge may not short the Company’s common stock or engage in other hedging activities related to the Company’s common stock.

4.      Please also provide disclosure to the Plan of Distribution section of your registration statement regarding short selling and any other hedging activities that Southridge Partners has engaged in or may engage in with respect to the company’s securities.

RESPONSE: The Company has updated the Plan of Distribution section to clarify that Southridge may not engage in short sales or other hedging activities as it relates to the Company’s common stock.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brad J. Pyatt
Brad J. Pyatt
Chief Executive Officer
MusclePharm Corporation